CUSIP NO. 641881107                                           Page 1 of 12 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       New American Healthcare Corporation
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                    641881107
                                 (CUSIP Number)

Welsh, Carson, Anderson                     William J. Hewitt, Esq.
  & Stowe                                   Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                 Maynard & Kristol
New York, New York  10022                   45 Rockefeller Plaza
Attention:  Laura VanBuren                  New York, New York  10111
Tel. (212) 893-9500                         Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 25, 1998
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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CUSIP NO. 641881107                                           Page 2 of 12 Pages

1)   Name of Reporting Person                        Welsh, Carson, Ander-
     S.S. or I.R.S. Identification                   son & Stowe VII, L.P.
     No. of Above Person

2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                 WC

5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                 Delaware

Number of                     7)   Sole Voting         9,426,336 shares of
Shares Beneficially                Power               Common Stock
Owned by Each
Reporting Person:
                              8)   Shared Voting
                                   Power                      -0-

                              9)   Sole Disposi-       9,426,336 shares of
                                   tive Power          Common Stock

                              10)  Shared Dis-
                                   positive Power             -0-

11)  Aggregate Amount Beneficially                     9,426,336 shares of
     Owned by Each Reporting Person                    Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                    53.6%
     Amount in Row (11)

14)  Type of Reporting
     Person                                            PN


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CUSIP NO. 641881107                                           Page 3 of 12 Pages

1)   Name of Reporting Person                          WCAS Healthcare
     S.S. or I.R.S. Identification                     Partners, L.P.
     No. of Above Person

2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                   WC

5)   Check if Disclosure of
     Legal Proceedings Is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                   Delaware

Number of                     7)   Sole Voting         148,281 shares of
Shares Beneficially                Power               Common Stock
Owned by Each
Reporting Person:
                              8)   Shared Voting
                                   Power                      -0-

                              9)   Sole Disposi-       148,281 shares of
                                   tive Power          Common Stock

                              10)  Shared Dis-
                                   positive Power             -0-

11)  Aggregate Amount Beneficially                     148,281 shares of
     Owned by Each Reporting Person                    Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                    0.8%
     Amount in Row (11)

14)  Type of Reporting
     Person                                            PN


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CUSIP NO. 641881107                                           Page 4 of 12 Pages

1)   Name of Reporting Person                        WCAS Capital
     S.S. or I.R.S. Identification                   Partners III, L.P.
     No. of Above Person

2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                 Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                 Delaware

Number of                     7)   Sole Voting       591,725 shares of
Shares Beneficially                Power             Common Stock
Owned by Each                                        (issuable upon
Reporting Person:                                    exercise of warrant)
                              8)   Shared Voting
                                   Power                      -0-

                              9)   Sole Disposi-     591,725 shares of
                                   tive Power        Common Stock
                                                     (issuable upon
                                                     exercise of warrant)

                              10)  Shared Dis-
                                   positive Power             -0-

11)  Aggregate Amount Beneficially                   591,725 shares of
     Owned by Each Reporting Person                  Common Stock
                                                     (issuable upon
                                                     exercise of warrant)
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                    3.3%
     Amount in Row (11)

14)  Type of Reporting
     Person                                            PN


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CUSIP NO. 641881107                                           Page 5 of 12 Pages


                                  Schedule 13D

Item 1. Security and Issuer.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of New American Healthcare Corporation, a Delaware corporation ("New American" or the "Issuer"). The principal executive offices of the Issuer are located at 109 Westpark Drive, Suite 440, Brentwood, Tennessee 37027.

Item 2. Identity and Background.

          (a) Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III") and WCAS Healthcare Partners, L.P., a Delaware limited partnership ("WCAS HP"). WCAS VII, WCAS CP III and WCAS HP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS VII

          (b)-(c) WCAS VII is a Delaware limited partnership. The principal business of WCAS VII is that of a private investment partnership. The sole general partner of WCAS VII is WCAS VII Partners, L.P., a Delaware limited partnership ("VI Partners"). The principal business of VII Partners is that of acting as the general partner of WCAS VII. The principal business and principal office address of WCAS VII, VII Partners and the general partners of VII Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VII Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS CP III

          (b)-(c) WCAS CP III is a Delaware limited partnership. The principal business of WCAS CP III is that of a private investment partnership. The sole general partner of WCAS CP III is WCAS CP III Associates, LLC, a Delaware


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CUSIP NO. 641881107                                           Page 6 of 12 Pages

limited liability company ("CP III Associates"). The principal business of CP III Associates is that of acting as the general partner of WCAS CP III. The principal business and principal office address of WCAS CP III, CP III Associates and the managing members of CP III Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of CP III Associates are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS HP

          (b)-(c) WCAS HP is a Delaware limited partnership. The principal business of WCAS HP is that of a private investment partnership. The sole general partner of WCAS HP is WCAS HP Partners, a Delaware general partnership ("HP Partners"). The principal business of HP Partners is that of acting as the general partner of WCAS HP. The principal business and principal office address of WCAS HP, HP Partners and the general partners of HP Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of HP Partners are citizens of the United States, and their respective principal occupations are set forth below.

General Partners                        Occupation

Patrick J. Welsh                   General Partner, VII Partners and HP
                                   Partners; Managing Member, CP III
                                   Associates

Russell L. Carson                  General Partner, VII Partners and HP
                                   Partners; Managing Member, CP III
                                   Associates

Bruce K. Anderson                  General Partner, VII Partners; Managing
                                   Member, CP III Associates

Richard H. Stowe                   General Partner, VII Partners; Managing
                                   Member, CP III Associates

Thomas E. McInerney                General Partner, VII Partners; Managing
                                   Member, CP III Associates

Andrew M. Paul                     General Partner, VII Partners; Managing
                                   Member, CP III Associates

Laura VanBuren                     General Partner, VII Partners; Managing
                                   Member, CP III Associates




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CUSIP NO. 641881107                                           Page 7 of 12 Pages

Robert A. Minicucci                General Partner, VII Partners; Managing
                                   Member, CP III Associates

Anthony J. deNicola                General Partner, VII Partners; Managing
                                   Member, CP III Associates

Paul B. Queally                    General Partner, VII Partners; Managing
                                   Member, CP III Associates

Lawrence B. Sorrel                 General Partner, VII Partners; Managing
                                   Member, CP III Associates

Priscilla A. Newman                General Partner, VII Partners; Managing
                                   Member, CP III Associates

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

          In connection with the Issuer's initial public offering on August 20, 1998 (the "Offering"), WCAS VII and WCAS HP purchased 477,851 and 7,501 shares, respectively, of Common Stock at the initial public offering price of $13.00 per share. Such shares were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission in connection with the Offering. The source of funds for such purchase was the working capital, or funds available for investment, of WCAS VII and WCAS HP.

Item 4. Purpose of Transaction.

          The Reporting Persons have acquired securities of the Issuer for investment purposes.



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CUSIP NO. 641881107                                           Page 8 of 12 Pages


Item 5. Interest in Securities of the Issuer.

          The following information is based on a total of 17,595,370 shares of Common Stock outstanding after the completion of the Offering. Calculations with respect to WCAS CP III give effect to the exercise of all warrants held by WCAS CP III that are presently-exercisable or exercisable within sixty days of the date of this statement.

          (a)

          WCAS VII and VII Partners

          WCAS VII owns 9,426,336 shares of Common Stock, or approximately 53.6% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS CP III and CP III Associates

          WCAS CP III owns 591,725 shares of Common Stock, or approximately 3.3% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

          WCAS HP and HP Partners

          WCAS HP owns 148,281 shares of Common Stock, or approximately 0.8% of the Common Stock outstanding. HP Partners, as the general partner of WCAS HP, may be deemed to beneficially own the securities owned by WCAS HP.

          General Partners of VII Partners and HP Partners and Managing Members of CP III Associates

          (i) Patrick J. Welsh owns 49,325 shares of Common Stock, or, approximately 0.3% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 98,650 shares of Common Stock, or approximately 0.6% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 59,179 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.



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CUSIP NO. 641881107                                           Page 9 of 12 Pages

          (iv) Richard H. Stowe owns 29,583 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Andrew M. Paul owns 9,872 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Thomas E. McInerney owns 14,790 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (vii) Laura VanBuren owns 3,953 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Robert A. Minicucci owns 7,888 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 5,919 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VII Partners and HP Partners and the managing members of CP III Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VII, WCAS HP and WCAS CP III, respectively. Each of the general partners of VII Partners and HP Partners and the managing members of CP III Associates disclaims beneficial ownership of all securities other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner or managing member of VII Partners, HP Partners and/or CP III Associates, as the case may be, in the shares owned by WCAS VII, WCAS HP and/or WCAS CP III.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by WCAS VII, WCAS CP III or WCAS HP.

          (e) Not Applicable.


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CUSIP NO. 641881107                                          Page 10 of 12 Pages



Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to
        Securities of the Issuer.

          Not Applicable

Item 7. Material to Be Filed as Exhibits.

          Exhibit A - Group Agreement (Appears at Page 12)




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CUSIP NO. 641881107                                          Page 11 of 12 Pages


                                    Signature



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 1998


                                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                   By:  WCAS VII Partners, L.P., General Partner


                                   By:  /s/ Laura Van Buren
                                        General Partner


                                   WCAS HEALTHCARE PARTNERS, L.P.
                                   By:  WCAS HP Partners, General Partner


                                   By: /s/ Laura Van Buren
                                       Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS III, L.P.
                                   By:  WCAS CP III Associates, LLC,
                                        General Partner


                                   By: /s/ Laura Van Buren
                                        Managing Member




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CUSIP No. 641881107                                          Page 12 of 12 Pages

                                                                       EXHIBIT A

                                    AGREEMENT
                                       OF
                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.,
                         WCAS HEALTHCARE PARTNERS, L.P.
                                       AND
                         WCAS CAPITAL PARTNERS III, L.P.


                            Pursuant to Rule 13d-1(f)


          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


Dated: August 31, 1998


                                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                   By:  WCAS VII Partners, L.P., General Partner


                                   By:  /s/ Laura Van Buren
                                        General Partner


                                   WCAS HEALTHCARE PARTNERS, L.P.
                                   By:  WCAS HP Partners, General Partner


                                   By: /s/ Laura Van Buren
                                       Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS III, L.P.
                                   By:  WCAS CP III Associates, LLC,
                                        General Partner


                                   By: /s/ Laura Van Buren
                                       Managing Member